DEFICIT OF COMMON SHAREHOLDERS


Due to the inability of the Company to report a negative amount or deficit for Net Assets of Common Shareholders at line number 74, letter U, of Form N-SAR, Other Liabilities at line 74, item R, has been understated by $46.

As of December 31, 2002, Other Liabilities equaled $129 and Net Assets (Deficiency) of Common Shareholders equaled $(46).